Free Writing Prospectus	Filed Pursuant to Rule 433(d) Registration Statement No. 333-216521

TERM SHEET

Dated July 14, 2020

Issuer:	Japan International Cooperation Agency (JICA)

Security:	1.000% Guaranteed Bonds due July 22, 2030

Expected Rating	S&P: A+

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time

Guarantee:	Payments of principal and interest are unconditionally and irrevocably guaranteed by Japan

Ranking:	Senior unsecured

Currency / Principal Amount:	U.S.$ 500,000,000

Denomination:	U.S.$200,000 x U.S.$2,000

Pricing Date:	July 14, 2020

Settlement Date:	July 22, 2020

Maturity Date:	July 22, 2030

Coupon:	1.000% (Semi-annual, 30/360)

Interest Payment Dates:	January 22 and July 22 of each year, commencing January 22, 2021 and ending July 22, 2030

Redemption after the Occurrence of a Tax Event:	JICA may redeem all, but not less than all, of the bonds in the event of certain changes relating to Japanese taxation at 100% of the principal amount thereof plus accrued interest thereon and any additional amounts JICA is required to pay, as described in the prospectus

Price to Public:	99.612%, plus accrued interest, if any, from July 22, 2020

Underwriting Discount:	0.175%

Proceeds, before Expenses, to JICA:	99.437%, plus accrued interest, if any, from July 22, 2020

Benchmark U.S. Treasury:	0.625% due May 15, 2030

Benchmark Yield:	0.605%

Spread:	43.60 bps

Yield to Investors:	1.041%

Joint Lead Managers:	Barclays Bank PLC
Citigroup Global Markets Limited
J.P. Morgan Securities plc
Nomura International plc

Format:	SEC-Registered

Clearing Systems:	Euroclear and Clearstream (international global bond held at the common depositary); DTC (DTC global bond)

International Global Bond ISIN:	XS2203989277

International Global Bond Common Code:	220398927

DTC Global Bond ISIN:	US47109LAD64

DTC Global Bond Common Code:	220507025

DTC Global Bond CUSIP:	47109L AD6

Use of Proceeds:	The net proceeds of the issue of the bonds will be allocated to JICA’s Finance and Investment Account dedicated to its ODA Loans and Private Sector Investment Finance activities. An amount equal to part or all of such net proceeds may be allocated to investments in one or more “Eligible Projects”. “Eligible Projects” means projects selected under the Development Cooperation Charter, which was endorsed by the Japanese government in 2015 with the aim to proactively contribute to peace, stability and prosperity in the international community. Through each Eligible Project, JICA strives to promote socio-economic development of developing countries and address challenges to Sustainable Development Goals (SDGs) adopted at the UN Sustainable Development Summit, with a particular focus on the below ten goals: zero hunger (Goal 2), health (Goal 3), education (Goal 4), water and sanitation (Goal 6), energy (Goal 7), economic growth (Goal 8), industry and infrastructure (Goal 9), sustainable cities (Goal 11), climate actions (Goal 13), and forests and biodiversity (Goal 15).

Governing Law:	The State of New York

Listing:	Expected on Singapore Exchange Securities Trading Limited

You can access JICA’s most recent prospectus satisfying the requirements of Section  10 of the United States Securities Act of 1933, as amended, at the following website:

https://www.sec.gov/Archives/edgar/data/1679198/000119312520190034/d898421d424b5.htm

Each purchaser of the bonds offered hereby will be deemed to have represented that it is a person who falls into the category of (i) or (ii) as set forth on page S-3 of the foregoing prospectus supplement.

JICA has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents JICA has filed with the SEC for more complete information about JICA and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JICA, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Bank PLC, c/o Broadridge Financial Solutions, toll-free from the United States at 1-888-603-5847, Citigroup Global Markets Limited, toll -free from the United States at +1 (800) 831 9146, J.P. Morgan Securities plc at 1-212-834-4533 or Nomura International plc at 1-212-667-1695.

MiFID II professionals/ECPs-only – No PRIIPs KID: The manufacturer target markets (MIFID II product governance) as assessed by the lead managers are eligible counterparties and professional investors only (all distribution channels). No PRIIPs key information document (KID) will be prepared as not available to retail investors in EEA or in UK. FCA/ICMA stabilisation.

Section 309B Notification: The bonds are prescribed capital markets products (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).